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18007848

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52265

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/16 (MM/DD/YY) AND ENDING 10/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITY NATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 N. ROXBURY DRIVE, SUITE 700

(No. and Street)

BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT BRODY, (310) 888-6438

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS-ADAMS, LLP

(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESS WAY, STE 300 (Address) DALLAS (City) TX (State) 75231 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN - 9 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GX

OATH OR AFFIRMATION

I, HUA SON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITY NATIONAL SECURITIES, INC., as of OCTOBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PLEASE SEE ATTACHED.

Signature

VICE PRESIDENT / CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

CITY NATIONAL BANK
AN RBC COMPANY

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES } ss.

☒ Attached Document (Notary to cross out lines 1-5 below)
☐ Statement Below (Lines 1-5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______

Signature of Affiant No. 1

Signature of Affiant No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 22 day of DECEMBER, 2017, by
Date Month Year

(1) HUA SON,
Name of Affiant No. 1

(2) ______
Name of Affiant No. 2 (Strike if not applicable)

KELLEN LIEN
Commission # 2091649
Notary Public - California
Los Angeles County
My Comm. Expires Nov 27, 2018

Proved to me on the basis of satisfactory evidence to be the person who appeared before me

[signature]
Signature of Notary
KELLEN LIEN [signature]

Place Notary Seal Above

OPTIONAL

Though the data is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMPRINT OF SIGNER #1	RIGHT THUMPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

(098P)

ID 18548E (Rev 12/2014)

CITY NATIONAL SECURITIES, INC.

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
City National Securities, Inc.

We have audited the accompanying financial statement of City National Securities, Inc., (the Company) which comprises the statement of financial condition as of October 31, 2017, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of City National Securities, Inc. as of October 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP
Dallas, Texas
December 21, 2017

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Statement of Financial Condition

October 31, 2017

Assets	
Cash and cash equivalents	$ 5,026,920
Marketable securities, at fair value	7,728,122
Receivables from clearing organizations	19,844,346
Deferred tax asset, net	635,017
Premises and equipment, net	340,523
Other assets	1,421,146
Total assets	$ 34,996,074
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses	$ 2,649,320
Payable to clearing organization	9,268,667
Payable to related party	1,645,291
Subordinated borrowing-related party - Notes 10 and 11	5,000,000
Total liabilities	18,563,278
Commitments - Note 13	
Stockholder's equity:	
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	2,999,000
Retained earnings	13,432,796
Total stockholder's equity	16,432,796
Total liabilities and stockholder's equity	$ 34,996,074

Confidential

See accompanying notes to financial statements

CITY NATIONAL SECURITIES, INC.
(A Wholly Owned Subsidiary of City National Bank)
(SEC Identification Number 8-52265)

Notes to Financial Statements

October 31, 2017

Organization and Nature of Business

City National Securities, Inc. (the Company or CNS), a wholly owned subsidiary of City National Bank (the Bank), is a registered member of the Financial Industry Regulatory Authority (FINRA) and is engaged in the business of providing brokerage services to retail clients. The Company was formed on December 29, 1999, registered effective as a broker-dealer on March 15, 2000, and commenced operations on April 26, 2000. The Bank is a wholly owned subsidiary of City National Corporation (CNC).

On November 2, 2015, the Royal Bank of Canada (RBC) completed its acquisition of CNC. Effective at the acquisition date, CNC was merged with and into RBC USA Holdco Corporation (the Corporation), a Delaware corporation, with Corporation surviving the merger as a wholly owned subsidiary of RBC. Accordingly, the Bank became a direct wholly owned subsidiary of Corporation. To be comparable with RBC, starting January 2016, the Company changed the reporting period for its financial results of operations and condition from calendar year to fiscal year period ending in October.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services LLC (NFS), a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.

The Company is registered as an investment advisor with the Securities and Exchange Commission (SEC). As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

(1) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $4,976,920 held in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) ***Securities Transactions***

The Company records its securities transactions on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded on an accrual basis.

(d) ***Fair Value Measurements***

Marketable securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, *Fair Value Measurement,* based on publicly reported bid and ask quotations or broker quotations. Similarly, other assets and liabilities are recorded at their contracted amounts, which approximate fair value.

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Each investment asset or liability of the Company is assigned a level at measurement date based on the significance and source of the inputs to its valuation. The three-Level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy Level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement and involve management judgment and assumptions pertaining to the market participants.

The inputs used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The primary inputs for determining fair value are quotations for closing prices from national securities exchanges as well as reported bid and offer quotations from parties trading the security.

(e) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the benefits of tax return positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority. Measurement of a tax position meeting the more-likely than-not criterion is based on the largest benefit that is more than 50% likely to be realized. The Company recognizes accrued interest and penalties relating to uncertain tax positions as an income tax provision expense.

The Company is a subsidiary of the Bank, which is a wholly owned subsidiary of the Corporation. Accordingly, the Company's federal taxable income or loss is included in the federal income tax return filed by the Corporation. The Company may also be included in certain state and local tax returns of the Corporation or its subsidiaries. The Company's tax-sharing agreement with the Bank provides that income taxes be based on the separate results of the Company. The agreement generally provides that the Company pay the Bank amounts equal to the taxes that the Company would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay the Company amounts equal to tax refunds the Company would be entitled to if the Company had filed a separate company tax return as well as tax attributes that may be utilized by the Bank or others within the consolidated group. Any amounts payable or receivable for taxes are included within amounts due to or due from related parties.

(f) ***Receivables from Clearing Organizations***

Receivables from clearing organizations arise in the ordinary course of the Company's operations and includes the Company's clearing deposit, cash for inventory maintenance, receivable for revenue consisted of commissions, investment gains and losses and other investment income net of clearing costs, fees and other settlement charges.

(g) ***Premises and Equipment***

Premises and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the terms of the respective leases. Depreciation is generally computed on a straight-line basis over the estimated useful life of each type of asset. Maintenance, repairs and gains and losses on dispositions are reflected in current operations.

(h) Software

Capitalized software is stated at cost, less accumulated amortization. Capitalized software includes purchased software and capitalizable application development costs associated with internally developed software. Amortization is computed on a straight-line basis and charged to expense over the estimated useful life of the software which is generally three to ten years. Capitalized software is included in Premises and equipment, net in the balance sheet.

(2) Subdistribution and Shareholder Servicing Fees

The Company provides certain services to the City National Rochdale Funds (the Funds), which are managed by City National Rochdale, LLC (CNR), a registered investment advisor (RIA) and wholly owned subsidiary of the Bank. Services are provided to the Servicing Class for CNS discretionary assets (see Note 11 Related Parties for additional information for the Company's investment advisory program) and non-discretionary assets for relationships with over a hundred million in assets and to the Class N shares for all other assets.

The Company serves as subdistributor for the Class N shares of nine open-ended mutual funds and a money market fund of the Funds. SEI Investments Distribution Co. (SEI) serves as principal distributor for the Funds, and pursuant to the subdistribution agreement, the Company may receive sub distribution fees from SEI of 0.25% to 0.50% of the average annual Class N net assets of the Funds. During 2017, the Company elected to waive the sub distribution fees of $7,115,436 on the money market funds.

The Company also has in place a shareholder servicing agreement, whereby the Company is compensated by the Funds for providing certain shareholder support services to Class N and the Servicing Class share investors of the Funds. Under the terms of the shareholder servicing agreement, the Company receives shareholder servicing fees of 0.25% on an annual basis on the Funds' Class N and the Servicing Class net assets. CNR and the Company elected to waive the majority of the shareholder servicing fees for the money market Funds, in order that the Funds maintain an effective yield floor. Throughout the year, the Company waived shareholder servicing fees of $1,732,783 on the Funds' money market funds.

(3) Transactions with Affiliates

Various expenses are paid by the Bank, such as rent and certain general and administrative expenses. These expenses are reimbursed by the Company pursuant to an agreement between the Company and the Bank, and $12,402,072 was included in the accompanying statement of operations.

The Company receives allocated compensation and benefit expense related to the employees of the Bank who provide services to the Company. Included within compensation and benefits expense are expenses related to stock-based compensation charges for such employees. The Bank employs a fair value methodology to determine the value of stock-based compensation granted to its employees, and such compensation is recorded over the vesting period of the related stock-based compensation.

The Company has retained CNR, the Bank's RIA subsidiary, to provide investment advisory and portfolio management services for their investment advisory program. Under the program, the Company has established custodial accounts with the Bank on behalf of each of its clients. The Company compensates the Bank and CNR for these services.

(4) Off-Balance-Sheet Risk

In the normal course of business, the Company is involved in the execution of various securities transactions for its customer accounts. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are settled on a delivery versus payment basis (DVP) and collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through the settlement date or to the extent of margin balances. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

(5) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, equivalent to $250,000 or 2% of aggregate debit items, whichever is greater, as these terms are defined. As of October 31, 2017, the Company had regulatory net capital of $17,375,095, which was $17,125,095 in excess of the required minimum net capital of $250,000.

On April 6, 2016, the U.S. Department of Labor (DOL) under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) have issued its final ruling requiring applicable investment advisers, broker-dealers, and insurance agents to abide by fiduciary standard defined therein. DOL requires initial compliance on significant areas by April 10, 2017 and to be fully compliant by January 1, 2018. In August 2017, the DOL filed to extend on being fully compliant to July 1, 2019. The Company is assessing the impact of the new ruling and does not believe it will have a material effect on its operations.

On November 17, 2016, the SEC under the provisions of the Securities Exchange Act of 1934 has approved the proposed amendment to FINRA Rule 2232, *Customer Confirmations*, requiring member firms to further disclose pricing information on certain transactions of a corporate or agency debt security to non-institutional customers. The revised rule is to be effective on May 14, 2018. The Company is still assessing the impact of the ruling on its operations.

(6) Income Taxes

The tax effects of the temporary difference that gave rise to the deferred tax asset as of October 31, 2017 are presented below:

Deferred tax asset:		
Accrued expenses	$	328,800
State		290,657
Other		15,560
Total deferred tax assets		635,017
Net deferred tax asset	$	635,017

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

The Bank may from time to time be assessed interest or penalties by taxing authorities, although any such assessments historically have been minimal and immaterial to the financial results. In the event that the Bank is assessed for interest or penalties by taxing authorities, and it is deemed to be related to the Company, such amounts will be classified in the Company's financial statements as part of income tax expense. Years subsequent to 2005 are still subject to adjustment upon audits by taxing authorities.

(7) Fair Value Measurements

The following table summarizes the Company's assets and liabilities measured at fair value as of October 31, 2017 by level in the fair value hierarchy:

		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of October 31, 2017
Assets:					
Money market funds	$	4,976,920	—	—	4,976,920
U.S. Govt and Agency bonds		674	249,950	—	250,624
Municipal bonds		1,965,743	1,091,648	—	3,057,391
Corporate bonds		3,427,987	992,120		4,420,107
Total assets	$	10,371,324	2,333,718	—	12,705,042

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the period for the year ended, October 31, 2017. There were no acquisitions of Level 3 securities during 2017.

(8) Receivable From and Payable to Clearing Organizations

The following table summarizes the Company's transactions arising from amounts receivable from and payable to clearing organization as of October 31, 2017:

		Receivable		Payable
Deposit	$	1,000,000	$	
Cash held for inventory		15,148,595		
Payable to clearing broker				9,268,667
Fees and commission receivable		2,163,587		
Receivable for securities sold		1,532,164		
	$	19,844,346	$	9,268,667

(9) Premises and Equipment

The following is a summary of the major categories of premises and equipment:

		Cost	Accumulated Depreciation And Amorization	Carrying Value	Range of Lives
October 31, 2017					
Premises	$	1,705,983	1,692,197	13,786	Up to 39 years
Furniture, fixtures and equipment		1,317,116	1,271,813	45,303	3 to 10 years
Software		1,065,502	784,068	281,434	3 to 10 years
Total	$	4,088,601	3,748,078	340,523	

Depreciation and amortization expense amounted to $50,186.

(10) Related Parties

The Company started the City National Securities Investment Advisory Program and registered with the SEC as a registered investment advisor effective March 22, 2010. CNS hired the Bank's RIA subsidiary, CNR to manage the assets of the RIA clients. SEI tracks and calculates the amount of income earned based on the average daily balance of assets under management at the end of each period. For the year ended October 31, 2017, the Company reimbursed CNR $2,143,016 for its services provided to the investment advisory program customers.

The Company has an unsecured revolving credit with the Corporation. Refer to Note 11, *Subordinated Borrowing*, for further discussion of the line of credit.

(11) Subordinated Borrowing

In February 2017, the Company renewed the $20,000,000 unsecured revolving credit agreement and may repay the outstanding amount at any time prior to the maturity date of March 31, 2019. The proceeds are used to manage inventory levels to meet client demands and general corporate purposes. At October 31, 2017, the Company had an outstanding balance of $5,000,000 bearing interest at LIBOR plus 1.5% per annum. Interest expense amounted to $124,706.

The credit agreement was approved by FINRA as a subordinated borrowing and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(12) Commitments and Contingencies

The Company's amended clearing agreement with NFS dated September 22, 2011, reduced the future rate at which the Company reimburses NFS for clearing and execution costs and modified certain provisions of the contingent termination clause (the Clause). The Clause stipulates that in the event that the Company terminates its agreement with NFS prior to the agreement's expiration date, the Company would have to pay a termination fee equal to the estimated monthly clearing and execution charges due for the remaining length of the agreement. The term of the agreement will remain in effect beyond September 2011 for every month in which at any point the Federal Funds effective rate is less than 100 basis points not to exceed five years. After such period either party may terminate the agreement providing ninety days prior written notification, and the Company would have to pay a termination fee of $500,000.

The Company terminated its parental guarantee from CNC with the acquisition of the Bank by RBC. In lieu of a corporate guarantee, the Company agreed upon per the amended clearing agreement in September 2016 to maintain minimum net capital of $5,000,000 and a clearing deposit of $1,000,000 which is included as receivable for clearing organizations on the balance sheet.

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur.

Management accrues for such liabilities to the extent that they are deemed probable and estimable. As of October 31, 2017, management believes that any such items would not have a material or adverse effect on its continuing operations.